Exhibit 1
                                                                       ---------


6 October 2008

                              WPP GROUP PLC ("WPP")

              Proposal to introduce a new UK-listed parent company

Posting of Scheme Circular and publication of Prospectus

Further to the announcement on 29 September 2008 of the proposed Court sanctioned scheme of arrangement relating to the corporate structure of WPP (the "Scheme") to create a new UK-listed, Jersey incorporated parent company for the WPP Group to be called WPP plc ("New WPP"), WPP announces that it is today posting a Circular to its Share Owners in connection with the Scheme.

A Prospectus in relation to New WPP is also being published today in connection with the proposed admission to the Official List and admission to trading on the main market of the London Stock Exchange of the New WPP ordinary shares. The Prospectus is being made available to Share Owners as provided below.

Expected timetable of principal events

The expected timetable of principal events is set out below:

Event                                              Expected  time  and/or date
---------------------------------------------      -----------------------------
Latest time for receipt by the trustee of the      10.00 a.m. (New York time) on
401k plans of instructions in respect of WPP       24 October 2008
ADSs held under the 401k plans

Latest time for lodging voting instructions in     10.00 a.m. (New York time) on
respect of the WPP ADSs                            27 October 2008

Latest time for lodging  forms of proxy for        11.30 a.m. on 28 October 2008
the Court Meeting

Latest time for lodging  forms of proxy for        11.45 a.m. on 28 October 2008
the General Meeting

Voting Record Time                                 6.00  p.m. on 28 October 2008

Court Meeting                                      11.30 a.m. on 30 October 2008

General Meeting                                    11.45 a.m. on 30 October 2008

The following dates are subject to change:

Court Hearing to sanction the Scheme and           18 November 2008
the related reduction of capital

Last day of dealings in, and for                   18 November 2008
registration of transfers of, WPP
ordinary shares and WPP ADSs

Scheme Record Time                                 6.00 p.m. on 18 November 2008

Effective date of the Scheme                       19 November 2008

New WPP ordinary shares admitted to the            8.00 a.m. on 19 November 2008
Official List, crediting of New WPP
ordinary shares in uncertificated form to CREST accounts and dealings in New WPP ordinary shares commence on the London Stock Exchange; cancellation of listing of existing WPP ordinary shares
November 2008

Dealings in New WPP ADSs commence on NASDAQ;       9.30  a.m. (New  York Time)
cancellation of listing of existing WPP ADSs       on 19 November 2008

Jersey Court Hearing to sanction the New WPP       24 November 2008
reduction of capital

New WPP reduction of capital becomes effective     25 November 2008

References to expected times shown in the above table are to London time unless otherwise indicated. References in this announcement to share owners are to holders of shares, as the context requires.

Availability of Prospectus

The Prospectus, which contains prescribed information relating to New WPP, will be available on request up until Admission free of charge by writing to the head office of WPP (27 Farm Street, London W1J 5RJ) or the registered office of New WPP (22 Grenville Street, St Helier, Jersey JE4 8PX) or by calling the Share Owner Helpline (0870 707 1411) (+44 870 707 1411 from outside the UK). A copy of the Prospectus will also be available via WPP's website (www.wpp.com) and may be inspected at the registered offices of both WPP (Pennypot Industrial Estate, Hythe, Kent CT21 6PE) and New WPP (22 Grenville Street, St Helier, Jersey JE4
8PX).

A copy of the Prospectus will also shortly be available for viewing at the Document Viewing Facility of the FSA (25 North Colonnade, London E14 5HS) and inspection at the offices of Allen & Overy LLP (One Bishops Square, London E1
6AD) during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) until close of business on the day of the Meetings and will also be available for inspection for 15 minutes before and during the Meetings.

Capitalised terms used but not defined in this announcement have the meanings given to them in the Scheme Circular.

Merrill Lynch International is acting as sponsor for New WPP's listing and as corporate broker to WPP and New WPP. Merrill Lynch International is acting for WPP and New WPP and no one else in connection with the Scheme and will not be responsible to anyone other than WPP and New WPP for providing the protections afforded to its clients or for providing advice in relation to the proposals or the contents of this announcement.

CONTACTS

WPP GROUP PLC                                          +44 20 7408 2204
Feona McEwan

BUCHANAN COMMUNICATIONS                                +44 20 7466 5000
Richard Oldworth

MERRILL LYNCH INTERNATIONAL                            +44 20 7628 1000
Richard Taylor
Mark Astaire (Corporate Broking)

This announcement does not constitute an invitation or offer to sell or exchange or the solicitation of an invitation or offer to buy or exchange any security. None of the securities referred to in this announcement shall be sold, issued, exchanged or transferred in any jurisdiction in contravention of applicable laws.

NOTICE TO UNITED STATES RESIDENTS

This announcement is not an offer of securities in the United States.

The New WPP shares have not been, and will not be, registered under the US Securities Act of 1933, as amended, and will be issued in reliance on the exemption provided by section 3(a)(10) of the US Securities Act.

Neither the fact that a registration statement or an application for a licence has been filed under chapter 421-B of the New Hampshire Revised Statutes with the State of New Hampshire nor the fact that a security is effectively registered or a person is licensed in the State of New Hampshire constitutes a finding by the Secretary of State of New Hampshire that any document filed under RSA 421-B is true, complete and not misleading. Neither any such fact nor the fact that an exemption or exception is available for a security or a transaction means that the Secretary of State has passed in any way upon the merits or qualifications of, or recommended or given approval to, any person, security or transaction. It is unlawful to make, or cause to be made to any prospective purchaser, customer or client, any representation inconsistent with the provisions of this paragraph.